Exhibit 3.3

Changes to the Third Amended and Restated Articles of Association, adopted by the Board of Directors on April 17, 2013

“The Board of Directors

80.	The number of members of the Board of Directors of the Company shall be not less than one (1) and not more than ten (10) members.

80.1	Subject to the provisions of Article 80.9 below, the Board of Directors (and of any subsidiaries of the Company) shall not be elected by the General Meeting of the Shareholders but in the manner set forth in Articles 80.1 – 80.8. Each Shareholder holding in the aggregate 14% of the outstanding share capital of the Company (on an as-converted-basis) shall be entitled, by a written notice to the Company, to appoint one member to the Board per each such 14% of the outstanding share capital of the Company held by such Shareholder, to remove from office any director appointed by them and to nominate another director in his stead. For illustration purposes, if a Shareholder holds 30% of the share capital of the Company, it will be entitled to appoint two (2) members to the Board.

80.2	Notwithstanding the provisions of Article 80.1 above, as long as each of MMT, Galam and Ofer Hi-Tech holds at least 7% of the outstanding share capital of the Company (on an as-converted-basis), each of them shall be entitled to appoint one director to the Board. The provisions of this Article 80.2 will not derogate from a Shareholders’ right to appoint more than one member to the Board in accordance with the provisions of Article 80.1 above.

80.3	Notwithstanding the provisions of Article 80.1 above, as long as Galam (together with its Permitted Transferees) holds at least 35% of the share capital of the Company (on an as-converted-basis), three (3) directors shall be appointed and dismissed by Galam (or more, if Galam is entitled to appoint more than three directors in accordance with Article 80.1 above). Furthermore, as long as Ofer Hi-Tech and MMT (together with their respective Permitted Transferees) hold at least 35% of the share capital of the Company (on an as-converted basis), and are entitled to appoint only two directors in accordance with Article 80.1 above, then in addition to such two directors, they shall be entitled to appoint and dismiss an additional director by a unanimous written consent of Ofer Hi-Tech and MMT (i.e. three directors altogether);

80.4	Up to two (2) directors shall be industry experts (the "Professionals Directors"), which may be appointed and dismissed only by a unanimous written consent of Galam, Ofer Hi-Tech and MMT. The service term of the Professionals Directors shall be up to three (3) years, and the prior unanimous written consent of Galam, Ofer Hi-Tech and MMT will be required in order to terminate the services of such directors prior to the aforesaid pre-designated term or in order to extend such term; and

80.5	one (1) director, who will preside as Chairman of the Board of Directors (the “Chairman”), will be appointed and dismissed by a unanimous written consent of Galam, Ofer Hi-Tech and MMT. The service term for the Chairman shall be up to three (3) years and the prior unanimous written consent of Galam, Ofer Hi-Tech and MMT will be required in order to terminate the services of such Chairman prior to the aforesaid pre-designated term or in order to extend such term. The aforesaid Shareholders shall form a special committee for the purpose of locating and recruiting the Chairman. In the event that the aforesaid Shareholders do not reach into a unanimous agreement as to the identity of the Chairman during a period of six (6) months from the date these Articles are adopted by the Shareholders (or, in the event that the aforesaid Shareholders do not reach into a unanimous agreement as to the identity of the Chairman during any six (6) month period from the date said Shareholders commenced locating a Chairman), then the aforesaid Shareholders shall appoint an agreed upon independent arbitrator who shall decide on the identity of the Chairman among the candidates presented to him/her taking solely the best interests of the Company into consideration (if no agreement as to the identity of the arbitrator is reached within 14 days from the decision to approach such arbitrator, then the Chairman of the Israeli Bar will appoint the arbitrator). The dismissal of the Chairman, if unanimous written consent of Galam, Ofer Hi-Tech and MMT for such dismissal is not be reached, will be made through utilizing the aforesaid appointment process of an independent arbitrator to decide upon the dismissal, mutatis mutandis.

80.6	[Reserved]

80.7	For as long as each of MMT, Galam and Ofer Hi-Tech is entitled to designate member(s) to the Board, and it elects not to designate such member, then each of MMT, Galam and/or Ofer Hi-Tech shall, to the extent it has not appointed a Board member, be entitled to designate a non-voting observer to the Board, provided that such observer signs a non-disclosure agreement in a form satisfactory to the Company. Such observer shall be entitled to notice of, and to attend (whether in person, telephonic or otherwise) all Board meetings and shall be entitled to receive all documents and information provided to any director, but will not be entitled to vote at any Board meeting. Such observer may only be removed from office by his appointer.

80.8	As long as Arancia or any of its Permitted Transferees holds more than 1% of the Company’s issued and outstanding share capital, Arancia shall be entitled to appoint one (1) observer to the Board of Directors (the “Arancia’s Observer”). The Observer shall be entitled to notice of, and to attend (whether in person, telephonic or otherwise) all Board meetings and shall be entitled to receive, subject to customary confidentiality undertakings, all documents and information provided to any director, but will not be entitled to vote at any Board meeting. Arancia’s Observer may only be removed from office by his appointer.

80.9	Notwithstanding the remaining provisions of Article 80 above, one (1) director shall be appointed and dismissed by the Shareholders of the Company, by a majority vote.”